SE[illegible] 17006059

SEC Mail Processing Section
JAN 30 2017
Washington DC
408

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2017
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-69761

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/17/2016 (MM/DD/YY) AND ENDING 11/30/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ardea Partners LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 Nassau Street, Suite 300
(No. and Street)

Princeton	New Jersey	08542
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jay Gettenberg (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum LLP
(Name – *if individual, state last, first, middle name*)

750 Third Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant
Public Accountant
Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ivan Ross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ardea Partners LLC, as of November 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

1/25/16

Signature

CCO

Title

Notary Public

JOAN MENNA FOWLER
Notary Public, State of New York
Registration #01FO6316062
Qualified In New York County
Commission Expires December 8, 2018

This report ** contains (check all applicable boxes):

X (a) Facing Page.
X (b) Statement of Financial Condition.
(c) Statement of Income (Loss).
(d) Statement of Cash Flows.
(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
(g) Computation of Net Capital.
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
(i) Information for Possession or Control Requirements Under Rule 15c3-3.
(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation.
(m) A copy of the SIPC Supplemental Report.
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ardea Partners LLC

Statement of Financial Condition

November 30, 2016

Contents

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Ardea Partners LLC

We have audited the accompanying statement of financial condition of Ardea Partners LLC as of November 30, 2016, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. Ardea Partners LLC's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Ardea Partners LLC as of November 30, 2016 in accordance with accounting principles generally accepted in the United States of America.

Marcum LLP

New York, NY
January 26, 2017

Marcum LLP ■ 750 Third Avenue ■ 11th Floor ■ New York, New York 10017 ■ Phone 212.485.5500 ■ Fax 212.485.5501 ■ marcumllp.com

Ardea Partners LLC

Statement of Financial Condition
November 30, 2016

ASSETS

Cash	$	2,285,698
Accounts receivable		3,829,500
Client reimbursement receivable		34,567
Security deposits and service retainers		71,006
Prepaid expenses		8,750
TOTAL ASSETS	$	6,229,521

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable	$	359,688
Accrued compensation		280,000
Accrued guaranteed payments		166,154
TOTAL LIABILITIES		805,842
MEMBER'S EQUITY		5,423,679
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	6,229,521

The accompanying notes are an integral part of this financial statement.

Notes to Financial Statement

1. Nature of Business

Ardea Partners, LLC (the "Company") was organized as a limited liability company on February 17, 2016 under the laws of the State of Delaware. Effective July 8, 2016, the Company registered with the Securities and Exchange Commission ("SEC") as a broker dealer, and also became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The term of the Company shall continue in perpetuity unless the Company is dissolved in accordance with the provisions of its articles of organization. The Company is solely owned by Ardea Holdings LP. The Company has been approved to engage in best efforts underwriting, private placements of securities, and investment banking services, including mergers and acquistions, advisory and fairness opinions. The Company does not hold customer funds.

2. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statement is prepared using the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's year end is November 30th.

Cash and Cash Equivalents
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of funds maintained in checking and money market accounts held at financial institutions.

The Company's cash and cash equivalents are held principally at one financial institution and at times may exceed federally insured limits. The Company has placed these funds in a high quality institution in order to minimize risk relating to exceeding insured limits. At November 30, 2016, the Company had no cash equivalents.

Income Taxes
The Company is a Delaware Limited Liability Company ("LLC") and is considered a disregarded entity for federal income tax purposes. The earnings and losses of the Company are included in the tax return of its Parent and passed through to its owners. The members of an LLC and partners in the LP are taxed on their proportionate share of the Company's federal and state taxable income. Accordingly, no provision or liability for federal or state income taxes has been included in this financial statement. The NYC UBT is calculated as if the Company files on a separate return basis and tax payments are paid to its Parent for its proportionate share of taxes. The Company calculates a tax provision to report the Company's share of the consolidated group's NYC UBT. It was determined that there would be no NYC UBT imposed on the Company for the year ended November 30, 2016, and therefore, no income tax is reported in this financial statement.

The Company accounts for income taxes under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective income tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in operations in the period enacted. A valuation allowance is provided when it is more likely than not that a portion or all of a deferred tax asset will not be realized.

Notes to Financial Statement

Property Plant and Equipment

The Company, under its capitalization policy, will capitalize any property, plant or equipment having a cost of $15,000 or greater. All items below this threshold are to be expensed when purchased. For the year ended November 30, 2016 the Company did not purchase any property, plant or equipment items requiring capitalization.

Accounts Receivable and Allowance for Doubtful Accounts

The company extends unsecured credit in the normal course of business to its clients. The determination of the amount of uncollectible accounts is based on the amount of credit extended and the length of time each receivable has been outstanding. The allowance for uncollectible amounts reflect the amount of loss that can be reasonably estimated by management. No allowance for doubtful accounts was recorded as of November 30, 2016.

Use of Estimates

The preparation of this financial statement in conformity with U.S. GAAP requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statement. Actual results could differ from those estimates.

3. Off-Balance-Sheet Risk and Concentrations and Credit Risk

The Company is exposed to credit risk as it relates to the collection of receivables from third parties. At November 30, 2016, 78% of accounts receivable was derived from one customer.

4. Commitments

Office Leases

The Company entered into an agreement to lease office space for a period of 5 years beginning on April 1, 2016. The minimum rental commitments under this lease, are as follows:

Year Ended November 30:	Total
2017	$ 41,330
2018	42,570
2019	43,847
2020	45,163
2021	15,202

5. Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers against specified potential losses in connection with their acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statement for these indemnifications.

6. Client Reimbursement Receivable

The Company has agreements with its clients whereby certain expenses incurred by the Company in relation to advisory services provided may be reimbursable. As of November 30, 2016, the Company had receivables for reimbursements from its clients totaling $34,567.

7. Income Taxes

The Company is considered a disregarded entity for federal income tax purposes and is, therefore, required to be treated as a division of its single member. The earnings and losses of the Company are included in the tax return of its Parent and passed through to its owners.

The Company evaluates its uncertain tax positions under the provisions of Accounting Standards Codification ("ASC") 740 —Income Taxes. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taking authorities. Differences between tax positions taken or expected to be taken in a tax retum and the benefit recognized and measured pursuant to the interpretation aee referred to as "unrecognized benefits." A liability is recognized (or amount of net operating loss carried forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

As of November 30, 2016, no liability for unrecognized tax benefits was required to be recorded.

8. Related Party Transactions Disclosure

The Company operates as a standalone entity, incurring expenses and remitting payments directly to its employees and vendors. In the normal course of business, Company personnel may incur reasonable business related expenses for travel, entertainment and office supplies. The Company policy is to reimburse these costs in full, upon management approval. As of November 30, 2016 all such expenses incurred have been either paid or accrued with the intent to reimburse.

9. Net Capital Requirements

The Company, as a registered Broker-Dealer, is subject to the SEC Uniform Net Capital Rule (15c3-1) and has elected the basic method allowed by Rule 15c3-1. This requires the company to maintain net capital equal to the greater of $5,000 plus minimum capital requirements or 6.67% of the aggregate indebtedness. The ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 800% in the first year of operations, and 1500% in every year thereafter. At November 30, 2016, the Company had net capital of $1,479,855 which was $1,426,132 in excess of its required net capital of $53,723. The Company's aggregate indebtedness to net capital ratio was 54.45% at November 30, 2016.

Under its rules, FINRA may prohibit a member firm from expanding its business or paying dividends if resulting net capital would be less than 5 percent of aggregate debit balances. Advances to affiliates, dividend payments and other equity withdrawals by the Company are subject to certain notification and other provisions of the SEC and FINRA rules. In addition, the Company is subject to certain notification requirements related to the withdrawals of excess net capital.

10. Subsequent Events

In December 2016, the Company entered into a 10 year lease agreement for new office space. The Company remitted a security deposit in December 2016 in the amount of $1,734,880. The minimum rental commitment under this lease is $2,081,856 per annum. The Company has evaluated all subsequent events for recognition and disclosure through the date this financial statement was available to be issued.